SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2011
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: November 2, 2011

List of materials

Documents attached hereto:

i) Press release announcing TV Business Profitability Improvement Plan

News & Information	Sony Corporation Konan 1-7-1, Minato-ku, Tokyo

No.11-143E
November 2, 2011
TV Business Profitability Improvement Plan
Realignment from volume expansion to establishing a stable platform for revenue growth

Sony Corporation (“Sony” or the “Company”) has embarked on a series of Group-wide measures to enhance operational efficiencies and improve the profitability of its television (TV) business, with the aim of returning the business to profitability in the fiscal year ending March 31, 2014 (“FY13”).

In its mid-range plan announced in November 2009, Sony outlined plans to create a structure under which the Company could attain a market share of 20%, or 40 million unit sales in the fiscal year ending March 31, 2013 (“FY12”), based on the expectation that the LCD TV market would continue its high level of growth.  However, since then, market conditions have changed drastically, with overall industry growth slowing, and developed countries experiencing negative growth, especially in the U.S. and Europe where economic conditions have deteriorated.  Furthermore, while there was an LCD panel shortage at the time of the mid-range plan announcement, there is now a surplus of LCD panels in the market.  In view of these changes, Sony is revising its forecasted global unit sales to 20 million in the fiscal year ending March 31, 2012 (“FY11”) and implementing a series of measures with the goal of establishing a stable business platform from which the Company aims to generate profit even with this reduced sales volume.

To begin to transform its TV operations to a 20 million unit structure, Sony expects to incur additional charges of approximately 50 billion yen.  This will primarily be due to impairment charges relating to machinery and equipment, as well as costs related to reducing the number of models.  Following this realignment in the TV product category, Sony expects to record sales of 875 billion yen and an operating loss of 175 billion yen in FY11, once the 50 billion yen charges have been recorded.  Sony plans to engage in further fixed cost reductions as its TV operations transition from a 40 million to 20 million unit structure; however, due to the “asset-light” strategy already carried out across Sony’s manufacturing facilities, substantial reductions in fixed costs have already been achieved.  Therefore, Sony considers reducing variable costs, of which LCD panels comprise the largest proportion, to be its priority going forward.

As a result of these measures, Sony intends to cut in half its operating losses from its TV operations in FY12, and aims to return the business to profitability in FY13.

Excluding the additional charges (approximately 50 billion yen) associated with the transition to a 20 million unit structure from the expected operating loss for FY11, the remaining amount (125 billion yen) is the loss that must be covered by improvements in order to return the business to profitability in FY13.  Sony intends to achieve this improvement through the following measures:

1/2

●	Reduction of LCD panel costs (approximately 40% of total improvement)
●	Enhancing product competitiveness and reforming operations to improve marginal profit (approximately 30% of total improvement) by:
➢
In developed countries, focus on improving model mix.  In developing countries, aim to expand Sony’s business at a rate faster than the market through enhancing models designed specifically for the needs of those regions, resulting in further profitability improvement.

➢	In the area of supply chain management, new systems are being introduced with the aim of reducing inventory turnover by a further 10 days in FY12.
➢	Regarding product differentiation, deploy unique technology such as super-resolution high image quality engines and accelerate the development of a next generation TV.
➢	Increasing added value of TV by providing consumers with an integrated user experience across multiple devices and network services.
➢
As of November 1, 2011, separating the TV business organizational structure from one business unit into three, each with a clear mission and responsibilities: the first business unit is the legacy LCD TV business area that is focused on enhancing products through internal design and manufacturing, the second unit is the third party original design and manufacturing (ODM) area that makes products at a low cost through external design and manufacturing and the third unit is developing and designing the next generation TV.  Upstream processes are also being strengthened by consolidating the marketing and product strategy functions.

●	Reduction of SG&A at sales companies, improvement in R&D and indirect costs (approximately 30% of total improvement)

Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it.  Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.  You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including LCD televisions and game platforms, which are offered in highly competitive markets characterized by continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences; (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity; (v) Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions; (vi) Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the Consumer Products & Services and the Professional, Device & Solutions segments); (viii) Sony’s ability to maintain product quality; (ix) the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments; (x) Sony’s ability to forecast demands, manage timely procurement and control inventories; (xi) the outcome of pending legal and/or regulatory proceedings; (xii) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; (xiii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment; and (xiv) risks related to catastrophic disasters or similar events, including the Great East Japan Earthquake and its aftermath as well as the October 2011 floods in Thailand.  Risks and uncertainties also include the impact of any future events with material adverse impacts.

Media Inquiries: Sony Corporate Communications  Tel: +81-(0)3-6748-2200
Investor/Analyst inquiries: Sony Investor Relations  Tel: +81-(0)3-6748-2180

2/2